UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2026

Commission File Number: 001-40759

Bragg Gaming Group Inc.

(Translation of registrant’s name into English)

130 King Street West, Suite 1955

Toronto, Ontario M5X 1E3

Canada

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐ Form 40-F ☒

DOCUMENTS FILED AS PART OF THIS FORM 6-K

Exhibit	Description

99.1	Audited Consolidated Financial Statements for the years ended December 31, 2025 and 2024 and the Report of Independent Registered Public Accounting Firm

99.2	Management’s Discussion and Analysis for the three and twelve months ended December 31, 2025

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BRAGG GAMING GROUP INC.

Date: March 19, 2026
	By:	/s/ Robert Bressler
	Name:	Robert Bressler
	Title:	Chief Financial Officer